OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 333-57818
CUSIP NUMBER 051057-10-7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Augme Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

350 7th Avenue, 2nd Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10001
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On December 22, 2011, based on the recommendation of the Audit Committee, the Company's Board of Directors determined that the Company should restate its consolidated financial statements for the fiscal years ended February 28, 2011 and 2010, and for the first and second quarterly periods of fiscal year 2012, ending May 31, 2011 and August 31, 2011.  On December 29, 2011, the Company filed a Current Report on Form 8-K disclosing the information relating to the restatement of its financial statements and its intent to amend its Annual Report on Form 10-K for the fiscal year ended February 28, 2011 and its Quarterly Reports on Form 10-Q for the quarters ended May 31, 2011 and August 31, 2011.  The Company intends to file the amended reports for the restated periods and, immediately thereafter, file the Form 10-Q for the period ended November 30, 2011.  In accordance with Rule 12b-25 under the Securities Exchange Act of 1934, the Company anticipates filing its Form 10-Q for the period ended November 30, 2011 no later than five calendar days following the due date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Thomas J. Virgin	425	202-0840
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 25, 2011, Augme completed its acquisition of the business and substantially all of the assets of Hipcricket pursuant to the Amended and Restated Asset Purchase Agreement, dated August 25, 2011, between Augme and Hipcricket, as described under Item 1.01 of Augme’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 31, 2011. The Company has accounted for the acquisition as a business combination. The results of Hipcricket’s operations have been included in the consolidated financial statements of the Company since the date of the acquisition.

On July 22, 2011, Augme completed its acquisition of the business and substantially all of the assets of JAGTAG pursuant to the Asset Purchase Agreement, dated July 22, 2011, between Augme and JAGTAG, as described under Item 2.01 of Augme’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2011. The Company has accounted for the acquisition as a business combination. The results of JAGTAG’s operations have been included in the consolidated financial statements of the Company since the date of the acquisition.

On January 9, 2012, Augme filed a Current Report on Form 8-K, providing its third quarter earnings release including a consolidated balance sheet for February 28, 2011 and November 30, 2011 and its consolidated statements of operations for the three months and nine months ended November 30, 2011 and 2010.  Please refer to the Current Report on Form 8-K for information about the change in the Company's results of operations from the corresponding period for the last fiscal year.  This information is incorporated by reference into the Notification of Late Filing.

Augme Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 10, 2012	By	/s/ Thomas Virgin
Thomas Virgin
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).